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                          November 29, 2023

       Vincent J. Angotti
       Chief Executive Officer
       AcelRx Pharmaceuticals, Inc.
       1850 Gateway Drive, Suite 175
       San Mateo, CA 94404

                                                        Re: AcelRx
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2023
                                                            File No. 333-275721

       Dear Vincent J. Angotti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John T. McKenna, Esq.